1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 23, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2026/01/23:	Chunghwa Telecom Reports 2026 Guidance
99.2	Announcement on 2026/01/23:	Board of Directors approved donation to related parties

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.2

Chunghwa Telecom Reports 2026 Guidance

TAIPEI, Taiwan, R.O.C. January 23, 2026 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2026 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

In response to rapidly evolving global dynamics and the accelerating momentum of AI technologies, resilience, and sustainability trends, the Company has established a new vision: “Igniting the Future with AI." In 2026, the Company will continue to deepen its strategic pillars of "Digital Resilience, Smart Empowerment, Sustainable Future." Guided by the principle of “AI Everywhere,” the Company will enhance AI deployment, including platform architecture, computing capacity, and application expansion. Leveraging its network strengths, the Company will build a distributed AIDC infrastructure to ensure both resilience and scalability. In addition to optimizing internal operations, the Company will empower a broad range of industries, advance practical AI adoption, and accelerate market expansion.

Under the principle of “AI Everywhere,” the Company has outlined three major development guidelines — “Advancing Technology,” “Expanding Business,” and “Extending Footprint” — to drive strong revenue and profit growth and achieve new operational highs.

On the technology front, the Company will strengthen cybersecurity, systems, networks, and anti‑fraud capabilities to build a resilient network spanning “sea, land, satellite, and sky”, reinforcing the brand value of one of the “World’s Most Trustworthy Companies.” By integrating IOWN’s All Photonics Network with AI computing power, the Company will advance distributed AIDC, edge AI, and Pre-6G field trial, establishing a robust foundation for seamless migration to 6G technology by 2030.

On the business front, the Company will focus on IDC and cloud services, cybersecurity, Pre-6G smart applications such as the "New Three Ten-Billion driver," alongside multi-media services. The Company will actively pursue opportunities in sovereign AI, hybrid cloud, edge AI, post-quantum cryptography (PQC), digital signatures, intelligent connectivity, big data, and satellite services. Simultaneously, the Company will continue to drive growth in its content business, expanding both revenue and subscriber base for MOD and Hami Video platforms.

In terms of footprint expansion, the Company will strengthen collaboration between parent and subsidiaries, advance strategic investments in areas of emerging AI applications, sustainability transformation and cultural and creative content, and facilitate subsidiary IPOs or spin-offs. Concurrently, the Company will continue to optimize its asset portfolio by integrating sustainable building practices with intelligent management systems to enhance asset value and drive revenue generation.

In addition to advancing technology and business development, the Company continues to actively advance ESG initiatives. On the environmental front, the Company will steadily implement its decarbonization roadmap, accelerate renewable energy procurement, execute voluntary carbon offset projects, leverage IOWN technology to enhance network energy efficiency and carbon reduction, and advance biodiversity conservation efforts. On the social front, the Company will promote digital equality, establish a safe and credible digital environment, and strengthen workplace well-being and workforce resilience. In governance, beyond maintaining the ESG top tier MSCI AAA rating, the Company leads the way in aligning with the IFRS Sustainability Disclosure Standards, and adopting the ISO 37001 Anti Bribery Management System to further enhance international sustainability recognition.

For 2026, the Company expects its total revenue to increase by NT$ 5.88~NT$7.57 billion, or 2.5%~3.2%, to NT$241.99~NT$243.68 billion as compared to the un-audited consolidated total revenue of 2025. The increase in revenue is expected to be propelled by the growth in mobile communications revenue, broadband access revenue, and data communications revenue, as well as revenue coming from the expansion of emerging businesses driven by the sustainability transformation opportunities, digital resilience opportunities, and digital economy opportunities empowered by AI.

Operating costs and expenses for 2026 are expected to increase by NT$6.54~NT$7.01 billion, or 3.5%~3.7%, to NT$193.99~NT$194.46 billion as compared to the prior year. The increase is mainly from the strategic investments in infrastructure for future business development, human capital through expanded employee benefits, as well as the enhancement of network and security resilience driven by evolving technologies.

Income from operations is expected to range from a decrease of NT$0.41 to an increase of NT$1.11 billion, or -0.8%~2.3% to NT$48.14~NT$49.66 billion as compared to the prior year. Income before income tax, net income attributable to stockholders of the parent and net earnings per share are expected to be NT$48.71~NT$50.23 billion, NT$37.39~NT$38.94 billion and NT$4.82~NT$5.02, respectively, representing a decrease of NT$0.03 to an increase of NT$1.55 billion, a decrease of NT$1.30 to an increase of NT$ 0.25 billion and a decrease of NT$0.17 to an increase of NT$0.03 respectively, year over year.

Acquisition of Property, Plant and Equipment in 2026 is expected to increase by NT$4.07 billion to NT$31.91 billion as compared to the prior year, owing to the new construction of domestic and international submarine cable, the deployment of multi-orbit satellite networks, the expansion of cloud AI internet data center, the investments in maintaining a competitive edge of mobile and fix broadband business, the enhancement regarding to the resilience of power and air conditioning equipment, as well as information security and cybersecurity infrastructure.

Mr. Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom, emphasized that the Company will uphold its corporate values of "Integrity, Trust, Innovation, Accountability" while implementing its management philosophy of "Efficiency, Pragmatism, and Intelligence." With "Resilience" and "Trust" as core principles, the Company will advance steadily to achieve exceptional results and continuously create greater value for customers, strategic partners, shareholders, and employees. In the AI era, the Company will continue serving as both an "Enabler" and "Co-creator," helping industries across all sectors complete their dual transformation toward digitalization and net-zero emissions, enhancing operational synergies, strengthening industrial competitiveness, and balancing technology with nature to drive comprehensive ESG advancement, illuminating a "Resilient Taiwan, Sustainable Future."

(NT$ billion except EPS)	2026(F)	2025 (un-audited)	change	YoY(%)
Revenue	241.99~243.68	236.11	5.88~7.57	2.5%~3.2%
Operating Costs and Expenses	193.99~194.46	187.45	6.54~7.01	3.5%~3.7%
Other Income and Expense	0.14~0.44	(0.11)	0.25~0.55	227.3%~500.0%
Income from Operations	48.14~49.66	48.55	(0.41)~1.11	(0.8%)~2.3%
Non-operating Income	0.57	1.71	(1.14)	(66.7%)
Income before Income Tax	48.71~50.23	50.26	(1.55)~(0.03)	(3.1%)~(0.1%)

Net Income Attributable to Stockholders of The Parent	37.39~38.94	38.69	(1.30)~0.25	(3.4%)~0.6%
EPS(NT$)	4.82~5.02	4.99	(0.17)~0.03	(3.4%)~0.6%
EBITDA	90.27~91.79	88.77	1.50~3.02	1.7%~3.4%
EBITDA Margin	37.3%~37.7%	37.6%	(0.3%)~0.1%
Acquisition of Material Assets	34.27	29.71	4.56	15.3%
Acquisition of Property, Plant and Equipment and Intangible Assets	31.91	27.84	4.07	14.6%
Others	2.36	1.87	0.49	26.2%
Disposal of Material Assets	-	0.91	(0.91)	(100%)

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) certain financing costs, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) other expenses or income not related to the operation of the business, (iv) income tax, (v) (income) loss from discontinued operations.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw

EXHIBIT 99.2

Board of Directors approved donation to related parties

Date of events:2026/01/23

Contents:

1.
Date of occurrence of the event: 2026/01/23
2.
Reason for the donation:

promotion of philanthropy events and industry-academy cooperation

3.
Total amount of the donation:

donating Chunghwa Telecom Foundation NT$58.7 million and Government Agencies NT$31.65 million, totally NT$90.35 million

4.
Counterparty to the donation:

Chunghwa Telecom Foundation, and Government Agencies (Tourism Administration of Ministry of Transportation and Communications (MoTC), Forestry and Nature Conservation Agency of Ministry of Agriculture (MOA), and National Taiwan University)

5.
Relationship with the Company:

(1)Chunghwa Telecom Foundation: being established by the Company's endowment

(2)Government Agencies: The Ministry of Transportation and Communications (MoTC) is the largest shareholder with 35.29% of the Company's shares.

6.
Name and resume of independent director(s) that expressed an objection or qualified opinion: None
7.
Objection or qualified opinion by the aforementioned independent director(s): None
8.
Any other matters that need to be specified: None